                                                                    Exhibit 99.1

                                   NEWS FROM:
                         COOLBRANDS INTERNATIONAL, INC.

8300 Woodbine Avenue, 5th Floor                        Contact: Michael Serruya
Markham, Ontario, Canada, L3R 9Y7                      Telephone: (905) 479-8762

FOR IMMEDIATE RELEASE: April 20, 2004

                      COOLBRANDS INTERNATIONAL INC. REPORTS
                  RECORD INCREASES IN REVENUES AND NET EARNINGS
                        FOR SECOND QUARTER OF FISCAL 2004

CoolBrands International Inc. (TSX: COB.A) announced today that revenues for the three months ended February 29, 2004 increased by 142.8% to $138,507,000 from $57,052,000 for the same period last year. Net earnings for the three months ended February 29, 2004 increased by 146.2% to $12,771,000 ($0.23 basic and diluted earnings per share) as compared with net earnings of $5,188,000 ($0.10 basic and diluted earnings per share) for the same period last year.

The growth in revenues for the three months ended February 29, 2004 reflected increased sales of prepackaged consumer products, including incremental sales from Americana Foods, Eskimo Pie Frozen Distribution and from the Dreamery'r' and Whole Fruit'TM' brands and the Godiva'r' brand license that were acquired in July 2003 and drayage income.

Sales for the three month ended February 29, 2004 increased by 125.9% to $124,986,000 as compared with $55,316,000 for the same period last year. Drayage and other income increased to $12,481,000 for the three months ended February 29,2004. Drayage income represents the fees paid to CoolBrands by Dreyer's/Nestle to deliver products invoiced to customers by Dreyer's/Nestle.

Gross profit dollars increased to $31,949,000 for the three months ended February 29, 2004 from $22,977,000 for the period last year, a 39% increase. Gross profit percentage for the three months ended February 29, 2004 decreased to 25.6% as compared to 41.5% for the same period last year. Gross profit decreased for the three months ended February 29, 2004 due to the impact of lower margins generated by Americana Foods' manufacturing operations and Eskimo Pie Frozen Distribution's distribution operations and due to the impact of increased cost of butterfat. Selling, general and administrative expenses for three months ended February 29, 2004 declined as a percentage of revenues to 17.1% as compared to 27.8% for the same period last year.

Cash and short-term investments increased to $66,698,000 at February 29, 2004 from $30,140,000 at August 31, 2003. Working capital improved to $127,821,000 at February 29, 2004 from $85,734,000 at August 31, 2003. CoolBrands' current ratio improved to 2.6 to 1 at February 29, 2004 from 2.1 to 1 at August 31, 2003.

Commenting on the results, David J. Stein, President and Co-Chief Executive Officer of CoolBrands International Inc. stated, "Our results for the second quarter continue to reflect the successful integration of the assets and businesses we acquired in 2003 and the ongoing growth of our base business. Our expanded portfolio of brands, as well as our new distribution and manufacturing operations, all contributed to the dramatic increase in the size and profitability of CoolBrands during the quarter."

CoolBrands International Inc.
Consolidated Balance Sheets
as at February 29, 2004 and August 31, 2003

--------------------------------------------------------------------------------
(in thousands of dollars)

                                                       February 29,   August 31,
                                                               2004         2003
                                                        (Unaudited)
                                                                  $            $
                                                       ------------   ----------
Assets

Current assets:
   Cash and short term investments                        66,698        30,140
   Receivables                                            66,404        60,807
   Receivables - affiliates                                3,182         3,185
   Inventories                                            60,586        55,604
   Prepaid expenses                                        6,162         9,722
   Prepaid taxes                                             411
   Future income taxes                                     3,142         1,930
                                                         -------       -------
Total current assets                                     206,585       161,388

Future income taxes                                        4,418         2,977
Property, plant and equipment                             29,672        28,349
License agreements                                        11,863        12,357
Intangible and other assets                                8,912         9,084
Goodwill                                                  97,541        99,695
                                                         -------       -------
                                                         358,991       313,850
                                                         =======       =======

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                       30,074        27,339
   Payables - affiliates                                     657           754
   Accrued liabilities                                    33,313        33,530
   Income taxes payable                                      110         5,204
   Future income taxes                                     1,842         3,144
   Revolving loan - secured                                7,361
   Current maturities of long-term debt                    5,407         5,683
                                                         -------       -------
Total current liabilities                                 78,764        75,654

Long-term debt                                            28,170        38,671
Other liabilities                                          3,784         3,984
Future income taxes                                        4,768         4,722
                                                         -------       -------
Total liabilities                                        115,486       123,031
                                                         -------       -------
Minority interest                                         12,317         2,968
                                                         -------       -------

Shareholders' Equity:

   Capital stock                                         138,684       122,406

   Contributed surplus                                    11,387
   Cumulative translation adjustment                     (13,594)       (8,904)
   Retained earnings                                      94,711        74,349
                                                         -------       -------
Total shareholders' equity                               231,188       187,851
                                                         -------       -------
                                                         358,991       313,850
                                                         =======       =======

CoolBrands International Inc.
Consolidated Statements of Earnings

--------------------------------------------------------------------------------
(Unaudited)
(in thousands of dollars, except share data)

                                                       For the six months ended    For the three months ended
                                                    ---------------------------   ---------------------------
                                                    February 29,   February 28,   February 29,   February 28,
                                                            2004           2003           2004           2003
                                                               $              $              $              $
                                                    ------------   ------------   ------------   ------------
Revenues:

Sales                                                  247,107        118,378        124,986        55,316
Franchising and licensing revenues:
   Royalty income                                        1,200          1,313            603           617
   Franchise and license fees                              571          1,094            287           748
   Consumer products license fee                           233            195            150           195
Drayage and other income                                27,846            371         12,481           176
                                                       -------        -------        -------        ------
Total revenues                                         276,957        121,351        138,507        57,052
                                                       -------        -------        -------        ------

Operating expenses:
   Cost of goods sold                                  184,749         71,902         93,037        32,339
   Selling, general and administrative expenses         57,102         35,680         23,717        15,884
   Interest expense                                      1,098          1,078            521           530
                                                       -------        -------        -------        ------
Total operating expenses                               242,949        108,660        117,275        48,753
                                                       -------        -------        -------        ------

Minority interest                                          188                          (100)
                                                       -------        -------        -------        ------

Earnings before income taxes                            33,820         12,691         21,332         8,299
Provision for income taxes                              13,458          4,780          8,561         3,111
                                                       -------        -------        -------        ------
Net earnings                                            20,362          7,911         12,771         5,188
                                                       =======        =======        =======        ======
Earnings per share:
   Basic                                                  0.37           0.15           0.23          0.10
                                                       =======        =======        =======        ======
   Diluted                                                0.36           0.15           0.23          0.10
                                                       =======        =======        =======        ======
Weighted average shares outstanding:
   Shares used in per share calculation - basic         55,045         51,731         55,677        51,749
   Shares used in per share calculation - diluted       56,198         53,209         56,445        53,107

CoolBrands International Inc.
Consolidated Statements of Cash Flows
(Unaudited)
(in thousands of dollars)

                                                           For the six months ended     For the three months ended
                                                        ---------------------------    ---------------------------
                                                        February 29,   February 28,    February 29,   February 28,
                                                                2004           2003            2004           2003
                                                                   $              $               $              $
                                                        ------------   ------------    ------------   ------------
Cash and short term investments
provided by (used in):

Operating activities:
Net earnings                                               20,362         7,911          12,771          5,188
Items not affecting cash:
   Depreciation and amortization                            2,931         2,530           1,471          1,248
   Future income taxes                                     (2,300)          667            (414)         1,843
   Minority interest                                          188                          (100)
   Contributed surplus                                     11,387                        11,387
Changes in current assets and liabilities:

Receivables                                                (5,956)        6,198          (5,634)        (2,830)
Receivables - affiliates                                        3           727             384           (472)
Allowance for doubtful accounts                               408          (552)             59           (643)
Inventories                                                (4,918)       (8,109)         (7,289)        (3,786)
Prepaid income taxes                                         (406)                         (406)           215
Prepaid expenses                                            3,515        (1,198)            318         (3,846)
Accounts payable                                            2,700         2,154          10,423            947
Payables - affiliates                                         (96)         (330)             40           (203)
Accrued liabilities                                          (214)       (1,682)         (6,094)         1,797
Income taxes payable                                       (5,024)       (6,781)         (1,428)           611
Other assets                                                  152            37             225             38
Other liabilities                                            (198)         (500)            161           (613)
                                                           ------        ------          ------         ------
Cash provided by (used in) operating activities            22,534         1,072          15,874           (506)
                                                           ------        ------          ------         ------
Investing activities:
Increase in notes receivable                                                (20)                            (1)
Repayment of notes receivable                                  24           264              21            156
Purchase of intangible assets                                 (49)                          (49)
Purchase of license agreements                               (397)                         (397)
Purchase of leasehold improvements and equipment           (6,055)       (2,883)         (3,050)        (1,586)
                                                           ------        ------          ------         ------
Cash used in investing activities                          (6,477)       (2,639)         (3,475)        (1,431)
                                                           ------        ------          ------         ------
Financing activities:
Expenses for special warrants                                              (144)
Proceeds from issuance of Class A and B shares             16,279            64             582             36
Capital contributions from (repayment to)
   Partnership's minority partner                           8,909                        (2,645)
Change in revolving loan - secured                          3,338                         4,344
Repayment of long-term debt                                (5,286)       (4,150)         (1,292)        (2,572)
                                                           ------        ------          ------         ------
Cash provided by (used in) financing activities            23,240        (4,230)            989         (2,536)
                                                           ------        ------          ------         ------
(Decrease) increase in cash flow due to changes
   in foreign exchange rates                               (2,739)       (2,364)          3,842         (2,553)
                                                           ------        ------          ------         ------
Increase (decrease) in cash and
   short term investments                                  36,558        (8,161)         17,230         (7,026)
Cash and short-term investments - beginning of period      30,140        47,086          49,468         45,951
                                                           ------        ------          ------         ------
Cash and short-term investments -
   end of period                                           66,698        38,925          66,698         38,925
                                                           ======        ======          ======         ======

CoolBrands International Inc.
Summary Financial Data

--------------------------------------------------------------------------------

(in thousands of dollars, except share data):

                                                       For the six months ended    For the three months ended
                                                    ---------------------------   ---------------------------
                                                    February 29,   February 28,   February 29,   February 28,
                                                            2004           2003           2004           2003
                                                               $              $              $              $
                                                    ------------   ------------   ------------   ------------
Revenues                                              276,957         121,351        138,507        57,052
Earnings before income taxes                           33,820          12,691         21,332         8,299
Provision for income taxes                             13,458           4,780          8,561         3,111
                                                      -------         -------        -------        ------
Net earnings                                           20,362           7,911         12,771         5,188
                                                      =======         =======        =======        ======

Basic earnings per share:                                 .37             .15            .23           .10
Diluted earnings per share:                               .36             .15            .23           .10

Depreciation and amortization                           2,931           2,530          1,471         1,248
Interest expense                                        1,098           1,078            521           530
Weighted average number of shares outstanding:
   Shares used in per share calculation - basic        55,045          51,731         55,677        51,749
   Shares used in per share calculation - diluted      56,198          53,209         56,445        53,107

About CoolBrands International Inc.:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.